

December 17, 2014

Via E-mail
Mr. Christopher Swift
Chief Executive Officer
The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, CT 06155

Re: The Hartford Financial Services Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-13958

Dear Mr. Swift:

We have reviewed your December 2, 2014 response to our comment issued on November 17, 2014 and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 2. Business Dispositions, page F-2

1. Please refer to your response to the second bullet of our comment. You state that notwithstanding the reinsurance transactions that closed on January 1, 2013 and January 2, 2013, you would not have recorded a premium deficiency under ASC 944-60-25-7. You, however, appear to have recorded a premium deficiency in 2012 of $191 million based on the financial terms of the transactions (i.e. ceding commission). In the following two bullets, we seek to better understand how the financial terms informed or did not inform as to determining the loss recorded in 2012.

    •   Tell us how you determined the $191 million premium deficiency. In this regard, it appears you would have no net cash flows after reinsuring the retirement plan and individual life businesses. Tell us how the balances of: a) DAC, PVFP and other insurance costs balances remaining after the $191 million premium deficiency, b) goodwill, and c) software were recoverable at

September 30 and December 31, 2012 from the ceding commissions, net of the transaction costs.

- You indicate that "The $1.3 billion reinsurance loss relating to the individual life and retirement plans businesses recorded in the first quarter of 2013 was reflective of the market value of assets transferred in excess of amortized cost and was appropriately recorded in the first quarter of 2013 when the assets were transferred. It was not reflective of a change in the assumption of the investment income to be earned or the interest to be credited to policyholders and therefore is not indicative of a premium deficiency." As stated in the bullet above, it appears you would have no net cash flows after reinsuring the businesses. In this regard, the fair value of assets transferred plus the amount paid for transaction costs less ceding commissions received exceeded the reinsurance recoverable recorded and a),b) and c) described in the bullet above. Tell us why this excess does not inform about the amount of a loss based on the financial terms of the transactions and result in this excess being recorded in 2012.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant